Management’s Discussion and Analysis

Exhibit 99.2

MOGO INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2025

DATED: August 7, 2025

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Management’s Discussion and Analysis

Table of Contents

Caution Regarding Forward-looking Statements	4

Company Overview	5

Business Developments	5

Financial Highlights	7

Financial Outlook	8

Financial Performance Review	9

Non-IFRS Financial Measures	13

Results of Operations	17

Liquidity and Capital Resources	27

Risk Management	30

Critical Accounting Estimates	30

Changes in Accounting Policies	31

Controls and Procedures	31

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of August 7, 2025, and presents an analysis of the financial condition of Mogo Inc. and its subsidiaries (collectively referred to as “Mogo” or the “Company”) as at and for the three and six months ended June 30, 2025 compared with the corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s interim condensed consolidated financial statements and the related notes thereto for the three and six months ended June 30, 2025. The financial information presented in this MD&A is derived from our interim condensed consolidated financial statements prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. The Company was continued under the Business Corporations Act (British Columbia) on June 21, 2019, in connection with the business combination with Mogo Finance Technology Inc. (“Mogo Finance”). The transaction was accounted for as a business combination, with Mogo Finance as the accounting acquirer. Accordingly, the consolidated financial statements and this MD&A reflect the continuing financial statements of Mogo Finance.

This MD&A is the responsibility of management. The board of directors of Mogo (the “Board”) has approved this MD&A after receiving the recommendation of the Company’s Audit Committee, which is comprised exclusively of independent directors, and the Company’s Disclosure Committee.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Inc. and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which are subject to copyright, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade‑marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited annual consolidated financial statements, annual information form and annual report on Form 20-F can be found on SEDAR+ at www.sedarplus.com, with the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and on the Company’s website at www.mogo.ca.

This MD&A makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including adjusted revenue, adjusted EBITDA, adjusted net income (loss) and cash provided by (used in) operating activities before investment in gross loans receivable, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also use non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non‑IFRS Financial Measures”.

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Management’s Discussion and Analysis

Caution Regarding Forward-Looking Statements

This MD&A contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “outlook”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations (including our financial outlook) regarding its revenue, expenses and operations, key performance indicators, provision for loan losses (net of recoveries), anticipated cash needs and its need for additional financing, completion of announced transactions, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facility, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its product and services, future growth plans, ability to attract new members and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third‑party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s consumers and the marketplace of new technologies and solutions.

Forward-looking statements, including our financial outlook, are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Our financial outlook is intended to provide further insight into our expectations for results in 2025 and may not be appropriate for other purposes. This outlook involves numerous assumptions, particularly around member growth and take up of products and services, and we believe it is prepared on a reasonable basis reflecting management’s best estimates and judgements. However, given the inherent risks, uncertainties and assumptions, any investors or other users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedarplus.com and at www.sec.gov, which risk factors are incorporated herein by reference.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

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Management’s Discussion and Analysis

Company Overview

Mogo Inc. is a financial technology company with three distinct business lines: wealth, lending, and payments; and a capital strategy anchored by Bitcoin. Our mission is to provide consumers with innovative financial solutions that drive long-term financial health and success. We operate with a differentiated approach in each business, leveraging technology, behavioral science, and financial tools to create unique value propositions in our respective markets. Our wealth and lending businesses are focused on the Canadian market, where we are the only subprime consumer lender that also offers a holistic wealth and investing solution. This unique integration is designed to help consumers transition from borrowing and debt to long-term wealth building. Separately, our payments business is operated through Carta Worldwide ("Carta"), a wholly owned subsidiary, that provides modern card issuing and processing solutions, primarily in Europe.

The following key corporate changes, transactions and material contracts are referred to, and assist in understanding this MD&A:

Business Developments

•
In May 2025 Mogo announced that its portfolio company, WonderFi Technologies Inc. (“WonderFi”), has entered into a definitive agreement with Robinhood Markets, Inc. and a wholly owned subsidiary of Robinhood ("Robinhood"). Robinhood has agreed to acquire all of the issued and outstanding shares of WonderFi for C$0.36 per common share. The transaction is expected to close in the second half of 2025.
•
In August 2025, Mogo monetized approximately $13.8 million of its investment in WonderFi representing just under 50% of its total holdings in the company. The transaction provided a timely opportunity to unlock value on a portion of the Company’s investment while retaining meaningful exposure to WonderFi. Mogo subsequently invested approximately $1.4 million in Bitcoin ETF’s.
•
In July 2025, Mogo’s Board of Directors authorized the allocation of up to $50.0 million in Bitcoin as part of the Company’s long-term capital preservation and product innovation strategy. The move marked a significant step in Mogo’s strategic alignment with Bitcoin, integrating it across treasury policy and its core operating platform. The Company expects to scale to the investment over time, leveraging excess cash and portfolio monetization’s while maintaining operational liquidity.
•
In July 2025, Mogo acquired a 9% stake, for $1.0 million, in Digital Commodities Capital Corp., a publicly listed investment issuer building a differentiated capital platform, primarily focused on acquiring and holding Bitcoin and physical gold. This investment aligns with Mogo’s long-term strategy to expand its exposure to digital and hard assets and complements its recently approved $50.0 million Bitcoin treasury authorization.
•
In July 2025 Mogo announced that it is moving forward with plans to seek regulatory approval to offer crypto trading on its platform in Canada. This step forward marks a structural expansion of Mogo’s evolution into an integrated, multi-asset investing platform. It follows the introduction of IntelligentInvesting.ai, a next-generation wealth experience built for disciplined investors seeking to build long-term capital across both traditional and digital assets.
•
In June 2025, Mogo invested $1.0 million in Bitcoin ETFs, this investment will be held alongside Mogo’s other crypto-related investments as part of Mogo's wider initiative to advance its strategic exposure to Bitcoin and the broader digital asset ecosystem.
•
In July 2025, Mogo announced that Bitcoin will be integrated across its core businesses to deliver value for both shareholders and its over 2 million Canadian members. The Company is expanding its crypto strategy by launching a flagship Bitcoin portfolio (60/40 equity/Bitcoin) through its wealth management platform, developing innovative Bitcoin-backed lending products to broaden access and potentially lower borrowing costs, and exploring stablecoin infrastructure to enhance its $12.0 billion annual cross-border payments volume with faster, lower-cost transactions.
•
In Q2 2025, the Company repurchased 523,091 common shares, approximately 2% of the total outstanding shares. As of June 30, 2025, the Company has repurchased 1,642,185 common shares since June 2022, representing 6.9% of the Company’s current outstanding common shares under its share buyback program on NASDAQ and its normal course

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Management’s Discussion and Analysis

issuer bid on the Toronto Stock Exchange. The Company currently has 23.9 million common shares issued and outstanding.
•
In February 2025, Mogo amended its senior secured credit facility with funds managed by affiliates of Fortress Investment Group LLC. The amended facility extends the maturity date by three years, until January 2, 2029, and reduces the interest rate by 100 basis points from 8% plus SOFR, to 7% plus SOFR.
•
In Q1 2025, Mogo exited its legacy institutional brokerage business, as part of management’s strategic focus on eliminating sub-scale revenue streams and prioritizing higher margin offerings including its retail wealth business. The legacy institutional brokerage business contributed $5.3 million of revenue for the year ended December 31, 2024, with a negligible operating margin. These revenues are reported within other subscription and services revenue.
•
Beginning with fiscal 2024, Mogo has introduced additional disclosure to break down its subscription and services revenue into three components:
•
Wealth revenue
•
Payments revenue
•
Other subscription and services revenue.

Wealth revenue includes Mogo’s Intelligent Investing suite of products, including Moka and the Mogo trading app, while Payments revenue consists of the transactional processing revenue of Carta Worldwide. The introduction of this additional disclosure reflects the increasing scale of Mogo’s wealth and payments businesses, and management’s expectation that they will be key drivers of future revenue growth.

•
In Q1 2025, Carta completed its transition to Oracle Cloud Infrastructure (“OCI”), better positioning the business to scale and achieve its vision to become one of the leading low-cost payments platforms in Europe.
•
Effective January 1, 2025, Mogo is subject to new legislation in Canada that reduces the maximum allowable interest rate to 35% APR, as previously communicated. Additionally, in Q1 2025, the U.S. government announced new tariffs on imported goods, and various governments, including Canada, announced counter tariffs in response, which could have a negative impact on the Canadian economy and increase macroeconomic uncertainty. As a result of these factors, Mogo anticipates taking a more cautious approach to loan originations and expects a decrease in overall interest revenue in 2025. Refer to our financial outlook for more information.
•
In Q1 2025, Mogo monetized $1.7 million of marketable securities and $0.7 million of its investment portfolio.
•
In July 2024, Mogo announced an exclusive partnership with Thomas Lee and FS Insight LLC ("FSI"), a market-leading, independent research firm within Fundstrat Global Advisors, to provide members of the Company’s digital wealth platform, Mogo and Moka, with exclusive access to research and related products and services produced by FSI. Mogo and Moka users will have access to exclusive interviews and webinars produced by FSI as well as a broad array of subscription-based research.
•
In June 2024, Mogo announced a new strategic partnership with Postmedia Network Inc. ("Postmedia"), Canada’s largest news media company, to create a go-to educational wealth content channel for Canadians. This new partnership will leverage Postmedia's reach of approximately 17.8 million Canadians each month. As part of this partnership Mogo issued 500,000 warrants to Postmedia.
•
In March 2024, the Company announced the launch of Moka.ai, the next generation of its wealth-building app with significant updates and enhancements designed to help the next generation of Canadians get on a real path to becoming millionaires and achieving financial freedom.
•
In February 2024, Mogo completed a strategic agreement to transition to Snowflake as the sole data warehouse for its wealth and lending platforms. This aligns with Mogo’s objective to deploy new Artificial Intelligence (AI) applications in wealth.

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Management’s Discussion and Analysis

•
Mogo's digital payment solutions business, Carta, processed $2.8 billion of payments volume in Q2 2025 which is consistent with Q2 2024. Carta’s historical payments volume included operations in both Europe and Canada. However, effective at the end of Q1 2025, Mogo ceased payments operations in Canada to focus primarily on Europe. Excluding Canada, Europe’s transaction volume increased from $2.4 billion in Q2 2024 to $2.8 billion in Q2 2025, representing a 15% increase compared to the same period in the prior year.
•
In Q2 2025, the Company’s assets under management were $461.7 million, an 18% increase year-over-year.

Financial Highlights

•
Q2 2025 revenue of $16.9 million, a decrease of 4% compared to the prior year, reflecting the Company's exit of the legacy institutional brokerage business.
▪
Normalized for our exit from the legacy institutional brokerage business, adjusted revenue(1) was $16.9 million in Q2 2025, a 4% increase from $16.3 million in Q2 2024.
•
Subscription and services revenue remained consistent at $10.4 million compared to the same period last year. Wealth revenue increased to $3.6 million, representing a 48% or $1.2 million increase from $2.4 million in the same period last year. Additionally, the Company's payments revenue increased to $2.6 million representing a 23% or $0.5 million increase from $2.1 million in the same period last year. These increases were offset by a decrease in other subscription related revenue primarily as a result of the Company exiting its legacy institutional brokerage business in the quarter.
•
Net income was $13.5 million in Q2 2025 compared with a net loss of $12.4 million in Q2 2024 primarily driven by a $12.8 million non-operating revaluation gain on marketable securities in the quarter.
•
Q2 2025 gross profit of $12.2 million (72% margin), an increase from $11.8 million (67% margin) in Q2 2024.
•
Total operating expenses for Q2 2025 were $12.8 million, a decrease of $0.3 million compared to $13.1 million Q2 2024.
•
Adjusted EBITDA(1) was $1.9 million in Q2 2025, an increase of $0.5 million compared with an adjusted EBITDA of $1.4 million in Q2 2024.
•
Adjusted net income (loss)(1,2) was income of $13.2 million in Q2 2025 compared to a loss of $10.2 million in Q2 2024.
•
Cash flow from operating activities before investment in gross loans receivable(1) was $6.2 million in Q2 2025, a 63% increase compared to $3.8 million in Q2 2024. Cash flow from operating activities was $0.9 million in Q2 2025, compared to $0.5 million in Q2 2024.
•
Ended Q2 2025 with cash, marketable securities and investment portfolio of $50.8 million. This included combined cash and restricted cash of $10.8 million, marketable securities of $30.1 million and investment portfolio of $9.9 million.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.
(2)
Adjusted net income (loss) was redefined in the period to include revaluation gains and losses related to marketable securities and investment portfolio, which were previously excluded from this non-IFRS financial measure. Historical comparatives have also been restated as a result of the change in definition. See “Non-IFRS Financial Measures” for additional details.

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Management’s Discussion and Analysis

Financial Outlook

The outlook that follows constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Mogo’s control. Please refer to page 4 for more information on forward-looking statements.

Mogo reiterated its financial guidance for fiscal 2025 as outlined with its year-end financial results. Key elements of this include the following:

•
When adjusting for the previously disclosed exit of the brokerage business, the Company expects subscription & services revenue to grow at a mid-to-high single-digit rate.
•
The Company expects revenue from wealth to increase by 20-25% in 2025, and its payments business is projected to grow in the mid- to-high teens percentages.
•
Interest revenue from the Company’s lending business is expected to decrease by approximately 8-10% in 2025, driven by a more cautious approach to lending due to economic uncertainty.
•
Adjusted EBITDA(1) is expected to be in the range of $5 to $6 million.

(1)
Adjusted EBITDA is a non-IFRS measures. Management has not reconciled these forward-looking non-IFRS measure to their most directly comparable IFRS measure, net income (loss) before tax. This is because the Company cannot predict with reasonable certainty and without unreasonable efforts the ultimate outcome of certain IFRS components of such reconciliations due to market-related assumptions that are not within our control as well as certain legal or advisory costs, tax costs or other costs that may arise. For these reasons, management is unable to assess the probable significance of the unavailable information, which could materially impact the amount of the future directly comparable IFRS measures.

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Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: Mogo members, revenue, subscription and services revenue, net (loss) income, net cash used in operating activities, adjusted revenue(1), adjusted EBITDA(1), adjusted net income (loss)(1) and cash provided by (used in) operating activities before investment in gross loans receivable(1). We evaluate our performance by comparing our actual results to prior period results.

The tables below provide the summary of key performance indicators for the applicable reported periods:

	As at
	June 30, 2025	June 30, 2024	Change %
Key Business Metrics
Mogo Members (000s)	2,254	2,146	5%

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2025	June 30, 2024	Change %	June 30, 2025	June 30, 2024	Change %
IFRS Measures
Revenue	$16,933	$17,553	(4)%	$34,263	$35,478	(3)%
Subscription and services revenue	10,397	10,436	(0)%	21,128	21,127	0%
Wealth revenue	3,570	2,407	48%	7,051	4,880	44%
Payments revenue	2,586	2,097	23%	5,141	4,006	28%
Net income (loss)	13,509	(12,351)	n/a	1,635	(15,961)	n/a
Net cash provided by (used in) operating activities	934	528	77%	1,491	(3,338)	n/a
Other Key Performance Indicators(1)
Adjusted revenue	16,933	16,315	4%	33,670	32,758	3%
Adjusted EBITDA	1,933	1,372	41%	2,982	2,420	23%
Adjusted net income (loss)	13,212	(10,231)	n/a	1,914	(10,903)	n/a
Cash provided by operations before investment in gross loans receivable	6,175	3,777	63%	9,942	5,592	78%

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Mogo members(1)

Our total member base grew to 2,254,000 members as at June 30, 2025, from 2,146,000 members as at June 30, 2024, representing an increase of approximately 5% or 108,000 net members. From Q1 2025, net members increased by 33,000 in Q2 2025. The growth in our member base reflects the continued adoption of our products by new members.

Revenue

Three months ended Q2 2025 vs Q2 2024

Total revenue decreased to $16.9 million for the three months ended June 30, 2025 compared to $17.6 million in the same period last year reflecting the Company's exit of the legacy institutional brokerage business as previously announced. This was offset by growth in the Company's wealth and payments revenue.

Six months ended Q2 2025 vs Q2 2024

Total revenue decreased to $34.3 million for the six months ended June 30, 2025 compared to $35.5 million in the same period last year. This decrease is attributable to the same reasons noted above.

Subscription and services revenue

Three months ended Q2 2025 vs Q2 2024

Subscription and services revenue remained consistent at $10.4 million for the three months ended June 30, 2025 compared to the same period last year. Wealth revenue increased to $3.6 million, representing a 48% or $1.2 million increase from $2.4 million in the same period last year. Additionally, the Company's payments revenue increased to $2.6 million representing a 23% or $0.5 million increase from $2.1 million in the same period last year. These increases were offset by a decrease in other subscription related revenue primarily as a result of the Company existing the legacy institutional brokerage business in the quarter.

Six months ended Q2 2025 vs Q2 2024

Subscription and services revenue remained consistent at $21.1 million for the six months ended June 30, 2025 compared to the same period last year. Wealth revenue increased to $7.1 million representing a 44% or $2.2 million increase from $4.9 million in the same period last year. The Company's payments revenue increased to $5.1 million representing a 28% or $1.1 million increase from $4.0 million in the same period last year. These increases were offset by a decrease in other subscription related revenue primarily as a result of the Company existing the legacy institutional brokerage business in the quarter.

Net income (loss)

Three months ended Q2 2025 vs Q2 2024

Net income was $13.5 million for three months ended June 30, 2025, which is an increase in net income of $25.9 million compared to net loss of $12.4 million in the same period last year. The increase in net income is primarily due to the $13.6 million revaluation gain on investment portfolio and marketable securities in the quarter compared to an $8.7 million loss in the same period in the prior year.

Six months ended Q2 2025 vs Q2 2024

Net income was $1.6 million for the six months ended June 30, 2025, which is an increase in net income of $17.6 million compared to net loss of $16.0 million in the same period last year. This is primarily due to the same reason noted above.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Net cash provided by (used in) operating activities

Three months ended Q2 2025 vs Q2 2024

Net cash provided by operating activities was $0.9 million for the three months ended June 30, 2025, which is an increase of $0.4 million compared to $0.5 million in the same period last year. The change was primarily due to a cash inflow related to agreements entered with WonderFi and its related shareholder groups to amend investor rights agreements (“IRAs”) in exchange for cash consideration of $4.0 million of which $3.0 million has been received to date.

Six months ended Q2 2025 vs Q2 2024

Net cash provided by operating activities was $1.5 million for the six months ended June 30, 2025, which is an improvement of $4.8 million compared to net cash used in operating activities $(3.3) million in the same period last year. The change was primarily due to a cash inflow related to the IRA amendments noted above.

Adjusted revenue(1)

Three months ended Q2 2025 vs Q2 2024

Adjusted revenue was $16.9 million for the three months ended June 30, 2025, an increase of $0.6 million compared to $16.3 million in the same period last year. This increase was primarily due to increases in the Company's wealth and payments revenue as noted above in subscription and services revenue.

Six months ended Q2 2025 vs Q2 2024

Adjusted revenue was $33.7 million for the six months ended June 30, 2025, an increase of $0.9 million compared to $32.8 million in the same period last year. This increase was primarily due to the same reasons noted above.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Adjusted EBITDA(1)

Three months ended Q2 2025 vs Q2 2024

Adjusted EBITDA was $1.9 million for the three months ended June 30, 2025, an increase of $0.5 million compared with an adjusted EBITDA of $1.4 million in the same period last year. Adjusted EBITDA has increased in the current period due to increases in wealth and payments revenues while maintaining cost levels consistent with prior year.

Six months ended Q2 2025 vs Q2 2024

Adjusted EBITDA was $3.0 million for the six months ended June 30, 2025, an increase of $0.6 million compared with an adjusted EBITDA of $2.4 million in the same period last year. This is due primarily to the factors noted above.

Adjusted net income (loss)(1)

Three months ended Q2 2025 vs Q2 2024

Adjusted net income was $13.2 million for the three months ended June 30, 2025, an improvement of $23.4 million compared with an adjusted net loss of $10.2 million in the same period last year. This change is due primarily to the $13.6 million revaluation gain on investment portfolio and marketable securities in the quarter compared to an $8.7 million loss in the same period in the prior year.

Six months ended Q2 2025 vs Q2 2024

Adjusted net income was $1.9 million for the six months ended June 30, 2025, which is an improvement of $12.8 million compared with an adjusted net loss of $10.9 million in the same period last year. This is due primarily to the factors noted above.

Cash provided by (used in) operating activities before investment in gross loans receivable(1)

Three months ended Q2 2025 vs Q2 2024

Cash provided by operating activities before investment in gross loans receivable was $6.2 million for the three months ended June 30, 2025, which is a $2.4 million increase compared to $3.8 million in the same period last year. The change was primarily due to a cash inflow related to the IRA amendments as previously discussed.

Six months ended Q2 2025 vs Q2 2024

Cash provided by operating activities before investment in gross loans receivable was $9.9 million for the six months ended June 30, 2025, which is a $4.3 million improvement compared to $5.6 million in the same period last year. The change was primarily due to a cash inflow related to the IRA amendments as previously discussed.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Adjusted revenue, adjusted EBITDA, adjusted net income (loss) and cash provided by (used in) operating activities before investment in gross loans receivable are non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non‑IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non‑IFRS financial measures in the evaluation of issuers.

Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non‑IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non‑IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non‑IFRS financial measures, readers should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

Adjusted revenue

Adjusted revenue is a non-IFRS financial measure that we calculate as total revenue less revenue from the legacy institutional brokerage business which we exited in Q1 2025. Adjusted revenue is a measure used by management and the Board to understand and evaluate trends within our core continuing lines of business. The following table presents a reconciliation of adjusted revenue to total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Total revenue	$16,933	$17,553	$34,263	$35,478
Less: legacy institutional brokerage business revenue	—	(1,238)	(593)	(2,720)
Adjusted revenue	16,933	16,315	33,670	32,758

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Management’s Discussion and Analysis

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net (loss) income before tax excluding depreciation and amortization, stock-based compensation, credit facility interest expense, debenture and other financing expense, accretion related to debentures, revaluation (gain) loss, impairment of investment accounted for using the equity method, impairment of goodwill, and other non-operating income (expense). Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends.

The following table presents a reconciliation of adjusted EBITDA to net income (loss) income before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Net income (loss) before tax	$13,469	$(12,443)	$1,496	$(16,137)
Credit facility interest expense	1,390	1,733	2,836	3,388
Debenture and other financing expense	813	953	1,727	1,759
Accretion related to debentures	134	169	288	347
Stock-based compensation	507	584	982	1,145
Depreciation and amortization	2,029	2,084	3,983	4,460
Revaluation (gain) loss	(13,870)	8,301	(6,207)	7,213
Other non-operating (income) expense	(2,539)	(9)	(2,123)	245
Adjusted EBITDA	1,933	1,372	2,982	2,420

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Management’s Discussion and Analysis

Adjusted net income (loss)

Adjusted net income (loss) is a non-IFRS financial measure that we calculate as net income (loss) before tax excluding stock-based compensation, depreciation and amortization, revaluation (gain) loss excluding those on marketable securities and investment portfolio, impairment of goodwill, and other non-operating income (expense). This measure differs from adjusted EBITDA in that adjusted net income (loss) includes credit facility interest expense, debenture and other financing expense, and thus comprises more elements of the Company’s overall net profit or loss. Adjusted net income (loss) is a measure used by management and the Board to evaluate the Company’s core financial performance.

Adjusted net income (loss) has been redefined in the current period to include revaluation (gain) loss on marketable securities and investment portfolio, which were previously excluded from this non-IFRS measure. This change reflects a refinement in our approach to presenting adjusted net income (loss), aligned with the evolution of our business strategy. A key component of our capital strategy is the integration of crypto assets and other strategic investments into our core business model, as we continue to diversify and enhance shareholder value through both operating performance and investment returns.

As our investment activities become increasingly embedded in our business operations, the historical exclusion of gains and losses on these investments from adjusted net income (loss) is no longer considered reflective of how management evaluates overall business performance. Management believes that including these gains and losses provides a more comprehensive and transparent view of the Company’s consolidated financial results, consistent with how we internally assess performance and communicate our strategic direction to stakeholders.

Prior period comparatives have been restated to reflect this change in definition.

The following table presents a reconciliation of adjusted net income (loss) to net income (loss) before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Net income (loss) before tax	$13,469	$(12,443)	$1,496	$(16,137)
Add back:
Stock-based compensation	507	584	982	1,145
Depreciation and amortization	2,029	2,084	3,983	4,460
Revaluation (gain) loss	(13,870)	8,301	(6,207)	7,213
Other non-operating (income) expense	(2,539)	(9)	(2,123)	245
Less:
Revaluation (gain) loss on marketable securities and investment portfolio	(13,616)	8,748	(3,783)	7,829
Adjusted net income (loss)	13,212	(10,231)	1,914	(10,903)

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Management’s Discussion and Analysis

Cash provided by operating activities before investment in gross loans receivable

Cash provided by (used in) operating activities before investment in gross loans receivable is a non-IFRS financial measure that we calculate as cash used in operating activities, less net issuance of loans receivables. The Company requires net cash outflows in order to grow its gross loans receivable, which in turn generates future growth in interest revenue. These net cash outflows are presented within the operating activities section of the consolidated statement of cash flows, whereas the economic benefits are realized over the longer term. Consequently, we consider cash provided by operating activities before investment in gross loans receivable to be a useful measure in understanding the cash flow trends inherent to our existing scale of operations, by separating out the portion of cash flows related to investment in portfolio growth.

The following table presents a reconciliation of cash provided by operating activities before investment in gross loans receivable, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Net cash provided by (used in) operating activities	$934	$528	$1,491	$(3,338)
Net issuance of loans receivable	(5,241)	(3,249)	(8,451)	(8,930)
Cash provided by operations before investment in gross loans receivable	6,175	3,777	9,942	5,592

Mogo members

Mogo members is not a financial measure. Mogo members refers to the number of individuals who have signed up for one or more of our products and services including: MogoMoney, MogoTrade, Moka services, our premium account subscription offerings, unique content, or events. People cease to be Mogo members if they do not use any of our products or services for 12 months and have a deactivated account. Reported Mogo members may overstate the number of unique individuals who actively use our products and services within a 12-month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Mogo members who have accessed one of our revenue generating products, including MogoMoney, MogoTrade, Moka services and our premium account subscription offerings. Management believes that the size of our Mogo member base is one of the key drivers of the Company’s future performance. Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada.

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Management’s Discussion and Analysis

Results of Operations

The following table sets forth a summary of our results of operations for the three and six months ended June 30, 2025:

($000s, except per share amounts)
	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Total revenue	$16,933	$17,553	$34,263	$35,478
Cost of revenue	4,746	5,707	10,464	12,077
Gross profit	12,187	11,846	23,799	23,401
Technology and development	2,777	2,953	5,560	5,570
Marketing	1,049	1,018	2,196	2,240
Customer service and operations	2,835	2,682	5,438	5,488
General and administration	3,593	3,821	7,623	7,683
Stock-based compensation	507	584	982	1,145
Depreciation and amortization	2,029	2,084	3,983	4,460
Total operating expenses	12,790	13,142	25,782	26,586
Loss from operations	(603)	(1,296)	(1,983)	(3,185)
Credit facility interest expense	1,390	1,733	2,836	3,388
Debenture and other financing expense	813	953	1,727	1,759
Accretion related to debentures	134	169	288	347
Revaluation (gain) loss	(13,870)	8,301	(6,207)	7,213
Other non-operating (income) expense	(2,539)	(9)	(2,123)	245
	(14,072)	11,147	(3,479)	12,952
Net income (loss) before tax	13,469	(12,443)	1,496	(16,137)
Income tax recovery	(40)	(92)	(139)	(176)
Net income (loss)	13,509	(12,351)	1,635	(15,961)
Other comprehensive loss:
Foreign currency translation reserve loss	(428)	(155)	(1,188)	(124)
Other comprehensive loss	(428)	(155)	(1,188)	(124)
Total comprehensive income (loss)	13,081	(12,506)	447	(16,085)

Adjusted EBITDA(1)	1,933	1,372	2,982	2,420
Adjusted net income (loss)(1)	13,212	(10,231)	1,914	(10,903)
Basic income (loss) per share	0.56	(0.51)	0.07	(0.65)
Diluted income (loss) per share	0.56	(0.51)	0.07	(0.65)

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

17 | Page

Management’s Discussion and Analysis

Key Income Statement Components

Total revenue

The following table summarizes total revenue for the three and six months ended June 30, 2025:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2025	June 30, 2024	Change %	June 30, 2025	June 30, 2024	Change %
Subscription and services revenue	$10,397	$10,436	(0)%	$21,128	$21,127	0%
Interest revenue	6,536	7,117	(8)%	13,135	14,351	(8)%
Total revenue	16,933	17,553	(4)%	34,263	35,478	(3)%

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2025	June 30, 2024	Change %	June 30, 2025	June 30, 2024	Change %
Subscription and services revenue
Wealth revenue	$3,570	$2,407	48%	$7,051	$4,880	44%
Payments revenue	2,586	2,097	23%	5,141	4,006	28%
Other subscription related revenue	4,241	5,932	(29)%	8,936	12,241	(27)%
Total subscription and services revenue	10,397	10,436	(0)%	21,128	21,127	0%
Interest revenue	6,536	7,117	(8)%	13,135	14,351	(8)%
Total revenue	16,933	17,553	(4)%	34,263	35,478	(3)%

Subscription and services revenue – represents wealth, payments and other subscription related revenue. Wealth revenue includes fees related to Mogo's Intelligent Investing platform, including Moka and the Mogo trading app. Wealth also includes portfolio management fees from our asset management business. Payments revenue consists of the transaction processing fees and other charges related to Carta. Other subscription related revenue includes premium account fees, loan insurance revenue, referral fee revenue, partner lending fees, legacy institutional brokerage revenue and other fees and charges.

Interest revenue – represents interest on our line of credit loan products.

Wealth revenue was $3.6 million for the three months ended June 30, 2025, which is a $1.2 million increase compared to $2.4 million in the same period last year. Wealth revenue was $7.1 million for the six months ended June 30, 2025 which is a $2.2 million increase compared to $4.9 million in the same period last year. These increases are driven by continuous enhancements to the new Intelligent Investing value proposition in the year and the resulting adjustments to our pricing model to reflect this.

Payments revenue was $2.6 million for the three months ended June 30, 2025, which is a $0.5 million increase from $2.1 million in the same period last year. These increases are primarily due to growth in transaction volume and changes in pricing. Payment revenue was $5.1 million for the six months ended June 30, 2025 which is a $1.1 million increase compared to $4.0 million in the same period last year.

Other subscription related revenue was $4.2 million for the three months ended June 30, 2025, which is a $1.7 million decrease compared to $5.9 million in the same period last year. Other subscription related revenue was $8.9 million for the six months ended June 30, 2025 which is a $3.3 million decrease compared to $12.2 million in the same period last year. The decrease is primarily as a result of the Company exiting the low margin legacy institutional brokerage business in the quarter.

Please refer to the “Key Performance Indicators” section for additional commentary on total revenue and subscription and services revenue.

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Management’s Discussion and Analysis

Cost of revenue

The following table summarizes the cost of revenue for the three and six months ended June 30, 2025:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2025	June 30, 2024	Change %	June 30, 2025	June 30, 2024	Change %
Provision for loan losses, net of recoveries	$4,410	$4,291	3%	$9,224	$8,996	3%
Transaction costs	336	1,416	(76)%	1,240	3,081	(60)%
Cost of revenue	4,746	5,707	(17)%	10,464	12,077	(13)%
As a percentage of total revenue	28%	33%		31%	34%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our portfolio and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions.

Transaction costs are expenses that relate directly to the onboarding and processing of new customers (excluding marketing), including expenses such as loan system transaction fees, transaction processing costs related to the Carta business and other transaction costs related to Moka and MogoTrade.

Cost of revenue was $4.7 million for the three months ended June 30, 2025, a decrease of $1.0 million compared to the same period in the prior year. Cost of revenue was $10.5 million for the six months ended June 30, 2025 a decrease of $1.6 million compared to $12.1 million in the same period last year.

Provision for loan losses, net of recoveries, has increased slightly for the three and six months ended June 30, 2025 compared to the same periods in the prior year. This is largely due to an increase in the Company’s provisioning for macroeconomic factors in the current period, to account for increased uncertainty created by the U.S. tariffs and various counter tariffs. This was slightly offset by stronger underlying credit performance relative to the same period last year.

Transaction costs have decreased for the three and six months ended June 30, 2025 compared to the same periods in the prior year, primarily due to the increase in revenue in the current period. The decrease is primarily as a result of the Company exiting the low margin legacy institutional brokerage business in the quarter.

We believe we are adequately provisioned to absorb reasonably possible future material shocks to the loan book as a result of macroeconomic factors such as inflation and the interest rate environment. Please note that IFRS 9 requires the use of forward-looking indicators when measuring ECL, which can result in upfront recognition of expenses prior to any actual occurrence of a default event. We have applied a probability weighted approach in applying these forward-looking indicators to measure incremental ECL. This approach involved multiple stress scenarios and a range of potential outcomes. Factors considered in determining the range of ECL outcomes include varying degrees of possible length and severity of a recession, the effectiveness of collection strategies implemented to assist customers experiencing financial difficulty, and the level of loan protection insurance held by customers within our portfolio. We will continue to revisit assumptions under this methodology in upcoming quarters as economic conditions evolve.

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Management’s Discussion and Analysis

Technology and development expenses

The following table provides the technology and development expenses for the three and six months ended June 30, 2025:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2025	June 30, 2024	Change %	June 30, 2025	June 30, 2024	Change %
Technology and development	$2,777	$2,953	(6)%	$5,560	$5,570	(0)%
As a percentage of total revenue	16%	17%		16%	16%

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and information technology infrastructure employees. Associated expenses include hosting costs and software licenses, professional services, expenses related to the development of new products and technologies and maintenance of existing technology assets.

Technology and development expenses were $2.8 million for the three months ended June 30, 2025, which is a $0.2 million decrease compared to $3.0 million in the same period last year. This is due to a slight decrease in personnel expenses. Technology and development expenses were $5.6 million for the six months ended June 30, 2025, which is consistent with the same period last year.

We believe our investments into the development of our digital wealth platform will strengthen Mogo’s product service offerings and drive long-term member and revenue growth.

Marketing expenses

The following table provides the marketing expenses for the three and six months ended June 30, 2025:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2025	June 30, 2024	Change %	June 30, 2025	June 30, 2024	Change %
Marketing	$1,049	$1,018	3%	$2,196	$2,240	(2)%
As a percentage of total revenue	6%	6%		6%	6%

Marketing expenses consist of salaries and personnel‑related costs, direct marketing and advertising costs related to online and offline customer acquisition (paid search advertising, search engine optimization costs, and direct mail), public relations, promotional event programs and corporate communications.

Marketing expenses were consistent for the three and six months ended June 30, 2025 compared to the same periods last year.

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Management’s Discussion and Analysis

Customer service and operations expenses

The following table provides the customer service and operations (“CS&O”) expenses for the three and six months ended June 30, 2025:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2025	June 30, 2024	Change %	June 30, 2025	June 30, 2024	Change %
Customer service and operations	$2,835	$2,682	6%	$5,438	$5,488	(1)%
As a percentage of total revenue	17%	15%		16%	15%

CS&O expenses consist primarily of salaries and personnel‑related costs for customer support, payment processing and collections employees. Associated expenses include third-party expenses related to credit data sources and collections.

CS&O expenses increased for the three months ended June 30, 2025. This increase is primarily due to investments in customer facing roles to drive revenue growth.

CS&O expenses remained relatively consistent for the six months ended June 30, 2025 compared to the same period last year.

General and administration expenses

The following table provides the general and administration (“G&A”) expenses for the three and six months ended June 30, 2025:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2025	June 30, 2024	Change %	June 30, 2025	June 30, 2024	Change %
General and administration	$3,593	$3,821	(6)%	$7,623	$7,683	(1)%
As a percentage of total revenue	21%	22%		22%	22%

G&A expenses consist primarily of salary and personnel related costs for our corporate, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

G&A expenses were $3.6 million for the three months ended June 30, 2025 which is a $0.2 million decrease compared to $3.8 million in the same period last year. This decrease was due to decreases in operational costs from streamlined vendor management. G&A expenses were $7.6 million for the six months ended June 30, 2025 which is relatively consistent with the same period last year.

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Management’s Discussion and Analysis

Stock-based compensation and depreciation and amortization

The following table summarizes the stock-based compensation and depreciation and amortization. Expenses for the three and six months ended June 30, 2025 were as follows:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2025	June 30, 2024	Change %	June 30, 2025	June 30, 2024	Change %
Stock-based compensation	$507	$584	(13)%	$982	$1,145	(14)%
Depreciation and amortization	2,029	2,084	(3)%	3,983	4,460	(11)%
	2,536	2,668	(5)%	4,965	5,605	(11)%
As a percentage of total revenue	15%	15%		14%	16%

Stock-based compensation represents the fair value of stock options granted to employees and directors measured using the Black-Scholes valuation model and amortized over the vesting period of the options. Depreciation and amortization is principally related to the amortization of intangible assets relating to internally capitalized development costs related to our technology platform, and technology, licenses and customer relationships acquired in the acquisitions of Carta, Moka and Fortification in 2021. Stock-based compensation and depreciation and amortization are all non-cash expenses.

Stock-based compensation decreased to $0.5 million in the three months ended June 30, 2025 compared to $0.6 million in the same period last year. The decrease in stock-based compensation is driven by the granting of fewer options in the current year. Stock-based compensation decreased to $1.0 million in the six months ended June 30, 2025 compared to $1.1 million in the same period last year. The decrease in stock-based compensation is driven by the granting of fewer options in the current year.

Depreciation and amortization remained relatively consistent at $2.0 million in the three months ended June 30, 2025 compared to $2.1 million in the same period last year. Depreciation and amortization decreased to $4.0 million in the six months ended June 30, 2025 compared to $4.5 million in the same period last year. There was a decrease in additions to intangibles compared to the same periods in the prior year resulting in a reduction in depreciation and amortization expense.

Credit facility interest expense

The following table provides a breakdown of credit facility interest expense for the three and six months ended June 30, 2025:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2025	June 30, 2024	Change %	June 30, 2025	June 30, 2024	Change %
Credit facility interest expense	$1,390	$1,733	(20)%	$2,836	$3,388	(16)%
As a percentage of total revenue	8%	10%		8%	10%

Credit facility interest expense relates to the costs incurred in connection with our credit facility. It includes interest expense and the amortization of deferred financing costs.

Credit facility interest expense decreased for the three and six months ended June 30, 2025 compared to the same period last year. The decrease is due to a lower average outstanding balance on the credit facility and a lower interest rate.

22 | Page

Management’s Discussion and Analysis

Other expenses (income)

The following table provides a breakdown of other expenses (income), excluding credit facility interest expense, by type for the three and six months ended June 30, 2025:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2025	June 30, 2024	Change %	June 30, 2025	June 30, 2024	Change %
Debenture and other financing expense	$813	$953	(15)%	$1,727	$1,759	(2)%
Accretion related to debentures	134	169	(21)%	288	347	(17)%
Revaluation (gain) loss	(13,870)	8,301	n/a	(6,207)	7,213	n/a
Other non-operating (income) expense	(2,539)	(9)	n/a	(2,123)	245	n/a
Total other (income) expenses	(15,462)	9,414	n/a	(6,315)	9,564	n/a
As a percentage of total revenue	(91)%	54%		(18)%	27%

Total other (income) expenses was income of $15.5 million for the three months ended June 30, 2025, which is a change of $24.9 million compared to an expense of $9.4 million for the same period last year. Total other (income) expenses was income of $6.3 million for the six months ended June 30, 2025, which is a change of $15.9 million compared to an expense of $9.6 million for the same period last year. The change from other expense to other income was primarily driven by a revaluation gain in the current period compared to a loss in the prior period.

Revaluation gains and losses was a $13.9 million gain for the three months ended June 30, 2025 compared to a $8.3 million loss in the same period last year. The variance is primarily attributable to a gain in investment portfolio and marketable securities of $13.6 million in the current year, compared to $8.7 million loss in the same period last year. Revaluation gains and losses was a $6.2 million gain for the six months ended June 30, 2025 compared to a $7.2 million loss in the same period last year. The variance is primarily attributable to a gain in investment portfolio and marketable securities of $3.5 million in the current year, compared to $7.8 million loss in the same period last year.

Other non-operating (income) expense for the three and six months ended June 30, 2025 consists primarily of income related to agreements to the IRA amendments as previously discussed.

Debenture and other financing expense primarily consists of interest expense related to our debentures and interest expense related to our lease liabilities resulting from the adoption of IFRS 16. Debenture and other financing expense remained relatively consistent for the three and six months ended June 30, 2025.

23 | Page

Management’s Discussion and Analysis

Selected Quarterly Information

($000s, except per share amounts)
	2025		2024				2023
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Income Statement Highlights
Total revenue	$16,933	$17,330	$18,042	$17,685	$17,553	$17,925	$17,157	$16,180
Loss from operations	(603)	(1,379)	(124)	(398)	(1,296)	(1,889)	(222)	(843)
Other income (expenses), including taxes	14,112	(10,492)	10,519	(7,714)	(11,055)	(1,721)	8,733	(8,661)
Net income (loss)	13,509	(11,871)	10,395	(8,112)	(12,351)	(3,610)	8,511	(9,504)
Net income (loss) per common share (basic)	0.56	(0.49)	0.43	(0.33)	(0.51)	(0.15)	0.34	(0.38)
Net income (loss) per common share (fully diluted)	0.56	(0.49)	0.43	(0.33)	(0.51)	(0.15)	0.34	(0.38)
Non-IFRS Financial Measures(1)
Adjusted revenue	16,933	16,739	16,447	16,690	16,315	16,443	15,666	15,409
Adjusted EBITDA	1,933	1,050	2,083	2,147	1,372	1,048	2,743	2,066
Adjusted net income (loss)	13,212	(11,296)	13,325	(6,297)	(10,231)	(673)	13,489	(5,992)
Cash provided by (used in) operations before investment in gross loans receivable	6,175	3,770	4,120	4,830	3,777	1,815	4,676	2,619

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Key Quarterly Trends

Beginning in Q3 2023, revenues have generally trended upwards, representing a return to growth in the Company’s primary revenue streams of wealth, payments, and lending. There was a decline between Q4 2024 and Q2 2025 as we exited the low margin legacy institutional brokerage business

Loss from operations decreased from Q3 2023 to Q4 2023, with significant decreases in operating expenses while managing impacts on revenue. Loss from operations increased in the first half of 2024 due to higher growth investment in our wealth and payments business segments. The Company also experiences seasonally higher expenses in Q1 compared to Q4 contributing to the increase in net loss. Loss from operations decreased further in Q3 and Q4 2024 as a result of increased revenues and efficiency improvements in the second half of 2024. Loss from operations increased in Q1 2025 due to an increase in operating expenses and decreased in Q2 2025 due to increases in gross profits and reducing operating expense levels.

In 2023, changes in other expenses primarily related to losses on investments and restructuring charges. In Q4 2023, there was a significant increase in other income primarily due to a revaluation gain on our investment in WonderFi. In 2024 and 2025 fluctuations in the revaluation of WonderFi contributed significantly to movements in other income (expenses).

Adjusted EBITDA improved steadily over 2023, as we placed a significant emphasis on operating efficiency and margin improvement. Adjusted EBITDA was lower in Q1 and Q2 2024, as we shifted our balance back towards driving revenue growth while maintaining positive Adjusted EBITDA. Adjusted EBITDA increased in the second half of 2024, primarily driven by higher revenues in each of our core business segments of wealth, payments, and lending, and better operating efficiencies resulting in lower operating expenses. Adjusted EBITDA decreased in Q1 2025, consistent with the increase in loss from operations noted above and increased in Q2 2025 due to increases in gross profits and reducing operating expense levels.

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Management’s Discussion and Analysis

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at June 30, 2025 and December 31, 2024:

($000s)	As at
	June 30, 2025	December 31, 2024
Cash and cash equivalent	$8,122	$8,530
Total assets	183,012	189,648
Total liabilities	101,424	108,431

Total assets decreased by $6.6 million during the six months ended June 30, 2025. The decrease is primarily attributable to decreases in prepaid expenses, and other receivables and assets as a result of exiting the legacy institutional brokerage business.

Total liabilities decreased by $7.0 million during the six months ended June 30, 2025. The decrease is primarily due to a decrease in accounts payable, accruals and other as a result of exiting the legacy institutional brokerage business as well as a decrease in debentures.

Loans receivable

The following table provides a breakdown of loans receivable as at June 30, 2025 and December 31, 2024:

($000s)	As at
	June 30, 2025	December 31, 2024
Gross loans receivable	$73,593	$72,696
Allowance for loan losses	(15,774)	(14,076)
Net loans receivable	57,819	58,620

The gross loans receivable portfolio was $73.6 million as at June 30, 2025, which is an increase of $0.9 million compared to the balance as at December 31, 2024.

The following table provides a reconciliation of changes in our loan loss allowance for the period ended June 30, 2025 and the year ended December 31, 2024:

($000s)	As at
	June 30, 2025	December 31, 2024
Allowance for loan losses, beginning of period	$14,076	$12,555
Provision for loan losses	9,251	18,414
Loans charged-off	(7,553)	(16,893)
Allowance for loan losses, end of period	15,774	14,076

The allowance for loan losses is reported on the Company’s balance sheet and is netted against gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the ECL inherent in our loan portfolio. Refer to Note 4 of the interim condensed consolidated financial statements for a breakdown of gross loans receivable and allowance for loan losses by aging category based on their IFRS 9 ECL measurement stage. The Company assesses its allowance for loan losses at each reporting date. Changes in the provision for loan losses, net of recoveries, are recorded as a cost of revenue in the interim condensed consolidated statements of operations and comprehensive income (loss).

The allowance for loan losses as a percentage of gross loans receivable increased to 21.4% as at June 30, 2025 from 19.4% as at December 31, 2024. This is largely due to an increase in the Company’s provisioning for macroeconomic factors in the current period, to account for increased uncertainty created by the U.S. tariffs and various counter tariffs.

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Management’s Discussion and Analysis

The allowance methodology includes a factor in respect of potential future losses arising from macroeconomic indicators, which is a requirement under IFRS 9 to consider forward-looking indicators in determining the allowance. We believe that the related allowance is adequate to absorb reasonably possible changes to economic conditions that impact the loan book. It should be noted that this allowance has already been reflected in our provision for loan losses in the interim condensed consolidated statements of operations and comprehensive income (loss). Refer to the “Cost of revenue” section above for further discussion on the provision for loan losses.

The Company reserves and charges off consumer loan amounts to the extent that there is no reasonable expectation of recovery once the loan or a portion of the loan has been classified as past due for more than 180 consecutive days. Recoveries on loan amounts previously charged off are credited against loans receivable and provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb expected credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could change significantly.

Transactions with Related Parties

Related party transactions during the three and six months ended June 30, 2025 include transactions with debenture holders that incur interest. The related party debentures balance as at June 30, 2025 totaled $0.1 million (June 30, 2024 – $0.3 million). The debentures bear annual coupon interest of 8.0% ( June 30, 2024 – 8.0%) with interest expense for the three and six months ended June 30, 2025 totaling $3,000 and $5,000 respectively (June 30, 2024 – $3,000 and $9,000 respectively). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

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Management’s Discussion and Analysis

Off‑Balance Sheet Arrangements

The Company has no off‑balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

The Company’s objectives when managing capital are to maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern, and to deploy capital to provide future investment return to its shareholders. A detailed description of the Company’s approach to capital management and risk management policy for managing liquidity risk is outlined in Note 24 in the Company’s annual consolidated financial statements for the year ended December 31, 2024. The Company has assessed that it has adequate resources to continue as a going concern for the foreseeable future, which management has defined as being at least the next 12 months. The Company monitors its cash position and cash flow on a regular basis, and may monetize certain marketable securities and investments in the next 12 months to reinforce its cash position, should management consider it necessary.

To date the Company has funded its lending and investing activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuances of common shares of the Company, convertible debentures, warrants, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. The business combination between the Company and Mogo Finance Technology Inc. in the second quarter of 2019 also added to the Company’s capital resources and strengthened its financial position with an investment portfolio and marketable securities which the Company is actively seeking to monetize. Following investments made after the business combination, the value of Mogo’s investments and marketable securities, including our investment in WonderFi, was $40.0 million as at June 30, 2025.

We manage our liquidity by continuously monitoring revenues, expenses and cash flow compared to budget. Our principal cash requirements are for working capital, loan capital and investing activities. Our future financing requirements will depend on many factors including our growth rate, product development investments, increase in marketing activities, investment levels in our gross loans receivables, the macroeconomic conditions and their impact on loan performance, and potential mergers, strategic investments and acquisitions activity. Management expects that they will be able to refinance any outstanding amounts owing under the credit facility or our long-term debentures and may at times consider the issuance of shares in satisfaction of amounts owing under debentures, in each case as they become due and payable. The debentures are subordinated to the credit facility.

On November 6, 2023, due to the expiry of our previous short-form base shelf prospectus, we filed a new short-form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec. This shelf prospectus allows Mogo to offer common shares, preferred shares, debt securities, and warrants to purchase common shares, preferred shares or debt securities up to an aggregate offering price of USD $250,000,000 for the 25-month period after filing.

In order to support its growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, monetization of our investment portfolio and marketable securities, increasing the amount of long-term debt outstanding or increasing availability under existing or new credit facilities.

Although we are not currently party to any material undisclosed agreement and do not have any understanding with any third parties with respect to potential material investments in, or material acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favourable to us or at all.

In February 2025, we amended our credit facility. The amendment changed the effective interest rate from 8% plus SOFR, to 7% plus SOFR, and extends the maturity date from January 2026 to January 2029.

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Management’s Discussion and Analysis

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three and six months ended June 30, 2025 and 2024:

($000s)
	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Cash provided by operating activities before changes in working capital (1)	$6,644	$3,122	$9,925	$6,263
Other changes in working capital (1)	(469)	655	17	(671)
Cash provided by operating activities before changes in loans receivable (1)	6,175	3,777	9,942	5,592
Cash invested in loans receivable	(5,241)	(3,249)	(8,451)	(8,930)
Cash provided by (used in) operating activities	934	528	1,491	(3,338)
Cash (used in) provided by investing activities	(1,598)	(161)	392	(1,681)
Cash used in financing activities	(1,030)	(2,153)	(2,274)	(1,081)
Effect of exchange rate fluctuations	(4)	9	(17)	(10)
Net decrease in cash for the period	(1,698)	(1,777)	(408)	(6,110)

(1)
This is a non-IFRS measure. The above table includes a reconciliation to cash (used in) generated from operating activities which is the most comparable IFRS measure.

Cash provided by (used in) operating activities

Our operating activities consist of our subscription and services revenue inflows, our cash operating and interest expense outflows, as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

Cash provided by operating activities before investment in gross loans receivables was $6.2 million for the three months ended June 30, 2025, which is a $2.4 million increase compared to $3.8 million in the same period last year. Cash provided by operating activities before investment in gross loans receivables was $9.9 million for the six months ended June 30, 2025, which is a $4.3 million improvement compared to $5.6 million in the same period last year. The change was primarily due to a cash inflow related to the IRA amendments as previously discussed.

Cash invested in loans receivable was a $5.2 million outflow in the three months ended June 30, 2024 compared to a $3.2 million outflow in the same period last year. Management maintains complete discretion over the ability to manage this as either a usage of cash or an inflow of cash from period to period.

Cash used in operating activities was $0.9 million for the three months ended June 30, 2025, which is a change of $0.4 million compared to net cash provided by operating activities of $0.5 million in the same period last year. Cash used in operating activities was $1.5 million for the six months ended June 30, 2025, which is an improvement of $4.8 million compared to cash used in operating activities of $3.3 million in the same period last year. The change was primarily due to a cash inflow related to the IRA amendments as previously discussed.

Cash used in investing activities

Our investing activities consist primarily of capitalization of software development costs, purchases of property, equipment and software, investment and sale of our digital assets, monetization of our investment portfolio and marketable securities. The cash flow may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal‑use technology.

Cash used in investing activities in the three months ended June 30, 2025 was $1.6 million compared to cash used in investing activities of $0.2 million in the same period last year. Cash provided by investing activities in the six months ended June 30,

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Management’s Discussion and Analysis

2025 was $0.4 million compared to cash used in investing activities $1.7 million in the same period last year. The increase in cash provided by investing activities is primarily due to inflows from the sale of marketable securities in the current year.

Cash used in financing activities

Historically, our financing activities have consisted primarily of the issuance of our common shares, debentures, convertible debentures, and borrowings and repayments on our credit facilities.

Cash used in financing activities in the three months ended June 30, 2025 was $1.0 million compared to used in financing activities of $2.2 million for the same period last year. The decrease is due to $0.7 million of net draws on the Company's credit facility in current period offset by cash outflows from the repurchase of common shares, compared to $1.4 million of net repayments in the prior period. Cash used in financing activities in the six months ended June 30, 2025 was $2.3 million compared to cash used in financing activities of $1.1 million for the same period last year. This is primarily due to the repurchase of common shares in the current year.

Contractual Obligations

The following table shows contractual obligations as at June 30, 2025. Management will continue to refinance any outstanding amounts owing under the credit facility or our long-term debentures as they become due and payable.

($000s)	2025	2026	2027	2028	2029	Thereafter
Commitments - operational
Lease payments	523	1,009	588	—	—	—
Trade payables	4,701	—	—	—	—	—
Accrued wages and other expenses	13,026	—	—	—	—	—
Other purchase obligations	274	584	642	221	—	—
Interest – credit facility	2,812	5,624	5,624	5,624	31	—
Interest – Debentures(1)	1,366	2,601	2,412	2,207	517	—
	22,702	9,818	9,266	8,052	548	—
Commitments – principal repayments
Credit facility	—	—	—	—	48,954	—
Debentures (1)	1,061	2,250	2,434	2,635	25,540	—
	1,061	2,250	2,434	2,635	74,494	—
Total contractual obligations	23,763	12,068	11,700	10,687	75,042	—

Disclosure of Outstanding Shares

The authorized capital of Mogo consists of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in one or more series. As of August 7, 2025, no preferred shares have been issued and the following common shares, and rights to acquire common shares were outstanding:

Class of Security	Number outstanding (in 000s) as at August 7, 2025
Common shares	23,949
Stock options	3,397
Restricted share units	-
Common share purchase warrants (2)	1,788

(1)
The debenture repayments are payable in either cash or common shares of Mogo at Mogo’s option. The number of common shares required to settle the repayments are variable based on the Company's share price at the repayment date. The debentures are subordinated to the credit facility which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of the credit facility.
(2)
Common share purchase warrants include the 1,018,519 warrants accounted for as a derivative financial liability. These warrants expire in June 2026. Refer to Note 16 of the interim condensed consolidated financial statements for the three and six months ended June 30, 2025.

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Management’s Discussion and Analysis

Risk Management

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, management takes steps to avoid undue concentrations of risk. The Company’s significant risk and related policies are described further in the notes to the Company’s annual consolidated financial statements for the year ended December 31, 2024 and interim condensed consolidated financial statements for the three and six months ended June 30, 2025.

Other risks

As part of the Federal Budget released in March 2023, the Government of Canada announced its intention to amend section 347 of the Criminal Code and reduce the maximum allowable interest rate from 60% to 35% annual percentage rate ("APR"). On May 31, 2024, the governor general in counsel announced that the amendments to section 347 of the Criminal Code reducing the maximum criminal interest rate to 35 percent APR would be effective January 1, 2025. Agreements entered into before the coming into force date of January 1, 2025 are not impacted. The new reduced rate is only applicable to agreements entered into as of January 1, 2025. The Company has made the necessary adjustments to product offerings to comply with the new rate requirements.

As changes in our business environment or investment strategy occur, we may adjust our strategies to meet these changes, which may include restructuring a particular business or asset or refocusing on different sectors of our investment portfolio and marketable securities. In addition, external events, including changing technology, changing consumer patterns, changing market sentiment, and changes in macroeconomic condition, including the volatility and uncertainty in financial markets (including cryptocurrency markets), may impair the value of some or all of our assets or require us to take a charge against such assets, including our investment in WonderFi. When these changes or events occur, we may need to write down the value of certain assets or the overall value of our investment portfolio and marketable securities. We may also make investments in existing or new businesses in order to build on or diversify our investment portfolio and marketable securities. Some of these investments may have short-term returns that are negative or low and the ultimate prospects of those investments in our portfolio may be uncertain, volatile or may not develop at a rate that supports our level of investment. In any of these events, we may have significant charges associated with the write-down of assets or certain asset classes such as cryptocurrency or technology company investments.

Other risks facing our business, and that could cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our current annual information form for the year ended December 31, 2024 and elsewhere in this MD&A.

Capital management

Our objective in managing our capital is financial stability and sufficient liquidity to increase shareholder value through organic growth and investment in technology, marketing and product development. Our senior management team is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support our growth strategy. The Board is responsible for overseeing this process. In order to maintain or adjust our capital structure, we may issue new shares, repurchase shares, approve special dividends, or issue debt.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant estimates and judgments include the determination of allowance for loan losses, fair value of privately held investments, valuation of goodwill acquired in business combinations, and impairment testing of intangible assets and goodwill which are described further in the notes to the Company’s consolidated financial statements for the year ended December 31, 2024 and interim condensed consolidated financial statements for the three and six months ended June 30, 2025.

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Management’s Discussion and Analysis

Changes in Accounting Policies including Initial Adoption

Material accounting policies

The accounting policies are described in the Company's annual consolidated financial statements for the year ended December 31, 2024.

New and amended standards and interpretations

Certain new or amended standards and interpretations became effective on January 1, 2025, but do not have an impact on the interim condensed consolidated financial statements of the Company.

Standards issued but not yet effective

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements and sets out requirements for the presentation and disclosure of information in general purpose financial statements. The standard applies to annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted. The Company has not adopted any standards or interpretations that have been issued but are not yet effective and is currently assessing the impact on the interim financial statements.

Controls and Procedures

The Company’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. During the three and six months ended June 30, 2025, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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